EXHIBIT 12.1

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in millions)	2016	2015	2014	2013(2)	2012
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$1,534	$1,263	$1,268	($3,468)	$1,024
Fixed charges	559	503	417	499	669
Total Adjusted Earnings	$2,093	$1,766	$1,685	($2,969)	$1,693

Computation of Fixed Charges:
Interest expense	$508	$452	$363	$443	$619
Portion of net rental expense deemed representative of interest(1)	51	51	54	56	50
Total Fixed charges	$559	$503	$417	$499	$669

Ratio of Earnings to Fixed Charges	3.7%	3.5%	4.0%	(5.9)%	2.5%

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).